Via Facsimile and U.S. Mail
Mail Stop 6010

June 27, 2007

Mr. Kevin J. Bratton
Senior Vice President, Finance, and Chief Financial Officer
Cytogen Corporation
650 College Road East, Suite 3100
Princeton, NJ 08540-5308

  Re: **Cytogen Corporation**
    Form 10-K for the Fiscal Year Ended December 31, 2006
    Filed March 16, 2007
    File No. 000-14879

Dear Mr. Bratton:

  We have completed our review of your Form 10-K and have no further comments at this time.

      Sincerely,

      Joel N. Parker
      Accounting Branch Chief